OSG	Overseas Shipholding Group Inc.

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666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 251 1153 Fax: 212 251 1180 E-mail: jedelson@osg.com	James I. Edelson General Counsel and Secretary

                                                                                  April 4, 2007

Pradip Bhaumik, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

            Re:     Overseas Shipholding Group, Inc.
                       Form 10-K for the Fiscal Year Ended December 31, 2006
                       Filed March 1, 2007
                       File No. 1-06479

Dear Mr. Bhaumik:

          I refer to the letter dated March 29, 2007 addressed to Overseas Shipholding Group, Inc. ("OSG") from Cecilia D. Blye, Chief Office of Global Security Risk, and to our conversation of earlier this morning. As we discussed, we have agreed that OSG may reply to the letter of March 29, 2007 on or before April 27, 2007.

                                                                                  Sincerely yours,

                                                                                  /s/James I. Edelson

                                                                                  James I. Edelson
                                                                                  General Counsel and Secretary

cc:    Cecilia D. Blye
         Max Webb
         Alan G. Himmelstein, Assistant General Counsel